FOR IMMEDIATE RELEASE
                                                            [LOGO OF CORP BANCA]

                CORP BANCA ANNOUNCES NEW CHIEF EXECUTIVE OFFICER

Santiago, Chile, June 1 2006 - CORP BANCA (NYSE: BCA, Santiago: CORPBANCA.SN) announced today that the Board of Directors accepted the resignation of Mr.Christian Samsing as Chief Executive Officer of Corp Banca effective as of May 30, 2006.

Mr. Mario Chamorro Carrizo will replace Mr. Samsing as Chief Executive Officer.

Mr. Chamorro has significant experience in the Chilean banking industry having served as C.E.O. of Corp Banca Chile from 2001 to 2003. Mr. Chamorro also served as C.E.O. of Corp Banca Venezuela from 2003 to 2005 and as Chairman of the Board of Corp Banca Venezuela since 2005.

ABOUT CORP BANCA:
Corp Banca is a Chilean financial institution offering a wide variety of corporate and retail financial products and services. Its shares are listed on the New York Stock Exchange (NYSE: BCA) and on the Santiago Stock Exchange (Santiago: CORPBANCA).

FORWARD-LOOKING STATEMENTS:
This press release contains forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Corp Banca to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

Contact: Raul Rubel B.
         Investor Relations
         Corp Banca
         Tel. (56 - 2) 687-6075
         Santiago, Chile
         raul.rubel@corpbanca.cl

         Nicolas Bornozis
         President
         Capital Link, Inc.
         Tel. (212) 661-7566
         New York, USA
         nbornozis@capitallink.com

www.corpbanca.cl             Huerfanos 1072, Santiago, Chile                   1
                                Phone: 56 (2) 687 8000